EXHIBIT 1
                                                                       ---------

For Immediate Release                                           24 February 2006

                                       WPP

                2005 PRELIMINARY RESULTS IN ACCORDANCE WITH IFRS
                ------------------------------------------------

                   Billings up over 36% to (pound)26.7 billion
                   -------------------------------------------
                      Revenue up 25% to (pound)5.4 billion
                      ------------------------------------
                          Like-for-like revenue up 5.5%
                          -----------------------------
                 Operating margin up 1.0 margin points to 14.0%
                 ----------------------------------------------
         Headline profits before tax up over 36% to (pound)669.0 million
         ---------------------------------------------------------------
             Profits before tax up over 36% to (pound)592.0 million
             ------------------------------------------------------
                     crossing $1 billion for the first time
                     --------------------------------------
               Diluted headline earnings per share up 29% at 36.0p
               ---------------------------------------------------
                    Final dividend up 20% to 6.34p per share
                    ----------------------------------------


o    Billings up over 36% to (pound)26.7 billion.

o    Revenue up 25% to (pound)5.374 billion.

o    Like-for-like revenue up 5.5%.

o Headline operating profits before interest and tax up almost 35% to (pound)754.8 million from (pound)560.2 million.

o    Operating margin up 1.0 margin points to 14.0% from 13.0%.

o Headline profits before tax up over 36% to (pound)669.0 million from (pound)489.6 million.

o Profit before tax up over 36% to (pound)592.0 million from (pound)434.4 million.

o    Diluted headline earnings per share up 29% to 36.0p from 27.9p.

o    Reported diluted earnings per share up almost 27% to 29.7p from 23.4p.

o Final dividend up 20% to 6.34p per share making a total for the year of 9.34p up 20% over 2004.

o Headline operating margin targets revised upwards to 14.5% from 14.2% in 2006 and to 15.0% from 14.7% in 2007.

o Average net debt up (pound)129 million to (pound)1,212 million from (pound)1,083 million, despite the gross cash payment for Grey of (pound)376 million.

o    Estimated net new billings of over (pound)2.8 billion ($5.2 billion).

                                                                      WPP/page 2
The Group's preliminary results have been prepared under International Financial Reporting Standards ("IFRS") which were adopted with effect from 1 January 2004, with the exception of IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation'. As a result of continued amendments to IAS 39 the Group decided not to implement this standard for statutory reporting from 1 January 2004. As a result the Group has taken advantage of the option in IFRS 1 'First-time adoption of International Reporting Standards' to implement IAS 39, together with IAS 32, from 1 January 2005 without restating its 2004 income statement and balance sheet. References to 2004 UK GAAP relate to UK Generally Accepted Accounting Principles extant in respect of 2004 - the basis of preparation of the Group's consolidated financial statements for the year ended 31 December 2004, as previously reported, prior to the implementation of IFRS.

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in the Appendix.

Summary of results
------------------

The Board of WPP Group plc ("WPP") announces the unaudited preliminary results for the year ended 31 December 2005, the Group's twentieth year. These record results reflect the continued steady strength of the world economy positively impacting almost all disciplines and geographies, and, in addition, include the results of Grey Global Group ("Grey") with effect from 7 March 2005, which has performed particularly well and made a strong contribution to the Group's results.

Billings were up over 36% at (pound)26.674 billion.

Reportable revenue was up 25% to (pound)5.374 billion. Revenue including 100% of associates is estimated to total over (pound)6.5 billion. On a constant currency basis, revenue was up almost 23% and gross profit up almost 24%. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 5.5%. Like-for-like revenues were up 6% in the first half of 2005 and up 5% in the second half, continuing the strong organic growth of almost 6% in the second half of 2004.

Reported operating costs including direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and profits on disposal of fixed asset investments), rose by over 23% and by over 21% in constant currency. Like-for-like total operating and direct costs rose over 4%. Reported staff costs, excluding incentives (which includes the cost of share-based compensation), were up over 26%. Incentive payments (including the cost of share-based compensation) totalled (pound)227.6 million ((pound)189.5 million in
2004), an increase of over 20%, which represents 24.0% (26.3% in 2004) of operating profit before bonuses, taxes and income from associates. Before these incentive payments, operating margins increased by 0.9 margin points to 18.3% from 17.4%. On a reported basis, the Group's staff cost to gross margin ratio was flat with last year at 62.1%.

Part of the Group's strategy is to continue to increase variable staff costs as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. In the 1990's, variable staff costs as a proportion of total staff costs increased, reaching a peak of 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3% (calculated under 2004 UK GAAP). In 2004, following the significant improvement in pre-bonus operating profit and incentives, variable staff costs as a proportion of staff costs increased further. There was a slight deterioration in 2005, with the ratio declining by 0.4 percentage points, to 12.8% (under IFRS - which includes 1.0 percentage points attributable to share-based compensation).

                                                                      WPP/page 3

The number of people in the Group averaged 70,936 against 57,788 in 2004, an increase of 22.8%. On a like-for-like basis, average headcount was up to 70,936 from 67,439, an increase of 5.2%. At the end of 2005, staff numbers were 74,631 compared with 71,624 at the end of 2004 on a like-for-like basis, an increase of 4.2%.

Net interest payable and similar charges was (pound)94.7 million up from (pound)70.6 million last year, an increase of (pound)24.1 million, largely reflecting additional charges under IFRS of (pound)22.7m, relating to the treatment of convertible bonds and revaluation of financial instruments (2004 - nil). The remaining increase of (pound)1.4 million reflects higher interest rates, offset by the impact of improved liquidity as a result of a reduction in working capital.

Headline operating profit or profit pre-goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs was up almost 35% to (pound)754.8 million from (pound)560.2 million and up over 31% in constant currencies. Reported profit before interest and tax was up 36% to (pound)686.7 million from (pound)505.0 million and up over 32% in constant currencies. Headline profit before tax or profit pre-goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs, revaluation of financial instruments and tax was up over 36% to (pound)669.0 million from (pound)489.6 million and up over 32% in constant currencies. Reported headline operating margin (including income from associates) increased a full margin point to a record 14.0% from 13.0%, ahead of the revised target set in August 2005 of 13.7%. Our target at the beginning of 2005 was 13.2%. The margin achieved in 2005 is equivalent to an operating margin of 15.0% under 2004 UK GAAP, which surpasses the previous record operating margin of 14.5% in 2000.

Reported profit before tax rose by 36.3% to (pound)592.0 million, well over $1 billion, for the first time and up almost 32% in constant currencies. Diluted earnings per share rose by almost 27% to 29.7p and up over 22% in constant currencies.

The Group's tax rate on headline profits was 29%, an increase of 1.4 percentage points over 2004, reflecting the continuing positive impact of the Group's tax planning initiatives, more than offset by the impact of Grey, which had a tax rate on acquisition in excess of 45%.

Diluted headline earnings per share were up 29% at 36.0p. In constant currency, earnings per share on the same basis were up over 25%.

The Board recommends an increase of 20% in the final dividend to 6.34p per share, making a total of 9.34p per share for 2005, a 20% increase over 2004. The record date for this dividend is 2 June 2006, payable on 3 July 2006. The dividend for 2005 is over four times covered by headline earnings.

Further details of WPP's financial performance are provided in Appendix I.

Reconciliation to 2004 UK GAAP
------------------------------

The preliminary results for 2005 have been set out under IFRS. Note 19 of Appendix I reconciles IFRS to 2004 UK GAAP.

The principal reasons for the differences in headline operating profits, operating margins, headline profits before tax and diluted headline earnings per share are twofold. Firstly, share-based payments, of (pound)32.4 million, largely reflecting the cost of

                                                                      WPP/page 4

options on a  fully-retrospective  basis, with an impact on operating margins of
0.6 margin points. Secondly, accounting for associates, which reflects the deduction of tax from income from associates, previously included in taxation, amounting to (pound)20.1 million and impacting operating margins by 0.4 margin points.

Review of operations
--------------------

The Group's financial performance in the year more than mirrored the continuing steady strength in economic conditions across the globe, with even the weakest region, Western Continental Europe, picking up in the second half.

2005, the softest year of the quadrennial 2005-2008 cycle, was surprisingly strong. With no special political or sporting events to speak of, 2005 reflected the steady growth seen throughout the world, with three geographical speeds - fastest in Asia Pacific, Latin America, Africa, the Middle East and Eastern Europe; a steady speed in the United States; and slower speed in Western Europe.

2005 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in unprecedented levels of new business activity, which have continued into 2006.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. In 2004 these activities represented almost 54% of Group revenue. In 2005, they represented 52%, as media investment management was again the fastest growing part of our business, following major success in winning media planning and buying consolidations, and the first time inclusion of Grey Worldwide and MediaCom. In addition, in 2005, our narrowly defined internet-related revenue was almost $500 million or over 5% of our worldwide reported revenue. This is in line with 4 - 5% for on-line media's share of total advertising spend in the United States and approximately 4% share worldwide. The new media continue to build their share of client spending.

Revenue and operating profit by region
--------------------------------------

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2005 as well as proportions of operating profits:

                                                                                                -------------------
Region                        Revenue as a % of         Revenue         Operating profit as     |  Like-for-Like  |
------                        -----------------         -------         -------------------     | -------------   |
                                 Total Group         growth % +/(-)       a % of Total Group    |  Revenue growth |
                                 -----------         -------------       ------------------     | --------------  |
                                                         05/04                                  |     % +/(-)     |
                                                         -----                                  |     -------     |
                                                                                                |     05/04       |
                                                                                                |     -----       |
                                                                                                |                 |
North America                       39.0               25.9                46.1                 |      5.8        |
United Kingdom                      15.3               10.9                11.4                 |      1.9        |
Continental Europe                  26.6               23.0                23.7                 |      2.9        |
Asia Pacific, Latin                                                                             |                 |
America, Africa & the                                                                           |                 |
Middle East                         19.1               27.4                18.8                 |     11.9        |
                                                                                                |                 |
                                   -----               ----               -----                 |     ----        |
Total Group                        100.0               22.9               100.0                 |      5.5        |
                                   -----               ----               -----                 |     ----        |
                                                                                                -------------------

                                                                      WPP/page 5

On a constant currency basis all regions showed double digit revenue growth, with the Group at almost 23%. Like-for-like growth was 5.5%.

The United States continues to grow, with like-for-like growth of almost 6%, up slightly on the first half. Latin America remains the fastest growing region, as it was in 2004. Asia Pacific remains strong across the region, with China and India leading the way, with like-for-like growth rates of 23% and almost 15%, an acceleration of the growth seen in the first half. Western Continental Europe, although relatively more difficult, improved slightly in the second half. The United Kingdom was softer in the latter part of the year, reflecting weakness in the economy. As seen in the first half, rates of growth in Europe continue to be two-paced, with Western Continental Europe remaining softer and Central and Eastern Europe, Russia and the CIS countries, in particular, more buoyant.

Estimated net new billings of (pound)2.8 billion ($5.2 billion) were won last year, reflecting in part strong media investment management new business.

Revenue and operating profit by communications services sector and brand
------------------------------------------------------------------------

The pattern of revenue growth also varied by communications services sector and brand.

The table below gives details of revenue and revenue growth by communications services sector for 2005 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

                                                                                                ---------------------
Communications services        Revenue as a %        Revenue         Operating profit as        |    Like-for-Like  |
-----------------------        ---------------       --------        -----------------          |   --------------  |
                               of Total Group     growth % +/(-)     a % of Total Group         |   Revenue growth  |
                               --------------     ---------------    ----------------           |   --------------  |
                                                       05/04                                    |      % +/(-)      |
                                                       -----                                    |      -------      |
                                                                                                |       05/04       |
                                                                                                |       -----       |
                                                                                                |                   |
Advertising, Media                                                                              |                   |
Investment Management               48.4               28.6                53.1                 |        4.3        |
Information, Insight &                                                                          |                   |
Consultancy                         15.1                7.3                11.0                 |        6.4        |
Public Relations & Public                                                                       |                   |
Affairs                             10.0               18.7                10.0                 |        7.5        |
Branding & Identity,                                                                            |                   |
Healthcare & Specialist                                                                         |                   |
Communications                      26.5               24.7                25.9                 |        6.4        |
                                   -----               ----               -----                 |        ---        |
Total Group                        100.0               22.9               100.0                 |        5.5        |
                                   -----               ----               -----                 |        ---        |
                                                                                                ---------------------

Media investment management continues to show the strongest growth of all our communications services sectors, along with direct, internet and interactive and healthcare communications. Direct, internet and interactive related activities now account for over 15% of the Group's revenues, which are running at the rate of over $10 billion per annum. Brand advertising, particularly in the new faster growing markets, along with information, insight & consultancy and branding & identity, healthcare and specialist communications, show consistent growth. Public relations and public affairs also continues to show significant improvement over last year, following a strong year in 2004. Media investment management and information, insight & consultancy combined, grew by almost 10% in the year.

                                                                      WPP/page 6

Advertising and Media Investment Management
-------------------------------------------

In constant currencies, advertising and media investment management revenue grew by almost 29%. Like-for-like revenue growth was well over 4%. The combined operating margin of this sector was over 15%.

In 2005, Ogilvy & Mather Worldwide generated estimated net new billings of (pound)87 million ($161 million), JWT (pound)117 million ($216 million), Y&R Advertising (pound)152 million ($280 million) and Grey Worldwide (pound)398 million ($735 million).

Also in 2005, MindShare, Mediaedge:cia and MediaCom generated estimated net new billings of (pound)1.6 billion ($2.9 billion).

Information, Insight and Consultancy
------------------------------------

On a constant currency basis information, insight and consultancy revenues grew over 7%, with like-for-like revenues up over 6%. Overall margins improved by 1.1 margin points to over 10%.

Strong performances were recorded by Millward Brown (Greenfield Consulting Group, MaPs and Dynamic Logic in the United States, France, Germany, Spain, Poland, Centrum in the Netherlands, Hong Kong, Taiwan, Singapore, Firefly in Thailand, the Philippines, Mexico, Brazil and Colombia); BMRB International in the United Kingdom, KMR Group, Research International (in the United States, France, the Netherlands, Spain, SIFO in Sweden and Norway, South Africa, Brazil, Hong Kong, Indonesia and Australia); Center Partners and Ziment in the United States, IMRB in India, Lightspeed Research in the United States and Asia, Da Vinci in the United States, Added Value/icon in the United Kingdom, Italy, Spain, Japan and India.

Public Relations and Public Affairs
-----------------------------------

Public relations and public affairs continued its recovery with constant currency growth of almost 19% and like-for-like growth of well over 7%. Particularly strong were Cohn & Wolfe, Ogilvy Public Relations Worldwide, Hill & Knowlton, Penn Schoen & Berland in the United States and Buchanan in the United Kingdom.

Operating margins continued to improve and are now at 14%, an improvement of over 0.8 margin points.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues rose by over almost 25%. Like-for-like revenues rose by over 6%. Operating margins were up 1.2 margin points. The Group's healthcare and direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

     o in branding and identity - Landor Associates in Cincinnati in the United States, the United Kingdom, Germany, Dubai, Mexico, Japan, Hong Kong and Australia; Enterprise IG in the United Kingdom, Germany, France and Dubai; Fitch in Phoenix and Seattle in the United States, the United Kingdom, Peclers in France and Qatar.

                                                                      WPP/page 7

     o in healthcare - Sudler & Hennessey in the United States including HealthAnswers Education, Market Force Communications and Toronto in Canada, the United Kingdom, Germany and Australia; in Grey Healthcare Group in the United States, the United Kingdom, France and Germany; in Ogilvy Healthworld in Medical Education in the United States and Germany.

     o in promotion and direct marketing - OgilvyOne (in New York, Minneapolis, San Francisco and Eicoff in the United States, Canada, the United Kingdom, Italy and Brazil); 141 Worldwide in (Chicago and Boomerang in the United States, the United Kingdom, Brazil, Mexico, China and Korea); Wunderman (in RTC, Chicago and San Francisco in the United States, the United Kingdom, the Automotive Group in the United Kingdom, France, Germany, Italy, Greece, Argentina, Mexico, China, Thailand, Singapore and Australia)

     o specialist marketing resources - VML and Pace in the United States and EWA, Metro, BDGworkfutures and Premiere Sponsorship Marketing in the United Kingdom.

Manufacturing
-------------

Revenues and profits at the Group's manufacturing division were down in 2005.

Balance sheet and cash flow
---------------------------

An unaudited summary of the Group's consolidated balance sheet as at 31 December 2005 is attached in Appendix I. As at 31 December 2005, the Group's net debt increased by (pound)249 million to (pound)804 million compared with (pound)555 million at 31 December 2004 (which incorporates the IAS 39 adjustment as at 1 January 2005).

Net debt averaged (pound)1,212 million in 2005, up (pound)129 million against (pound)1,083 million in 2004 (up (pound)132 million at 2005 exchange rates). These net debt figures compare with a current equity market capitalisation of approximately (pound)8 billion, giving a total enterprise value of approximately (pound)9 billion.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2005, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash based incentive plans was (pound)794 million, capital expenditure (pound)171 million, depreciation (pound)122 million, tax paid (pound)136 million, interest and similar charges paid (pound)60 million and other net cash inflows of (pound)16 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore (pound)565 million. This free cash flow was partially absorbed by (pound)508 million in net acquisition payments and investments, share repurchases and cancellations of (pound)152 million and dividends of (pound)100 million. This resulted in a net outflow of (pound)195 million. The objective introduced in 2003 of covering outgoings by free cash flow was achieved, excluding the net cash element of the acquisition of Grey. A summarised unaudited consolidated cash flow statement is included in Appendix I.

In the first six weeks of 2006, up until 10 February, the last date for which information is available prior to this announcement, net debt averaged (pound)853 million up (pound)197 million versus (pound)656 million for the same period last year at 2006 exchange rates.

                                                                      WPP/page 8

Your Board continues to examine ways of deploying its substantial cash flow of almost (pound)600 million or over $1 billion per annum to enhance share owner value. As necessary capital expenditure is expected to remain equal to or less than the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs.

In 2005, in addition to the completion of the acquisition of Grey, the Group continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. The net initial cost of all acquisitions was (pound)378 million in cash, in advertising and media investment management in the United States, the United Kingdom, Denmark, the Netherlands, Spain, Russia, Israel, Argentina, Hong Kong and Australia; in information, insight & consultancy in the United States, the United Kingdom, Poland, China, Hong Kong, Korea and New Zealand; in public relations & public affairs in the United States, Denmark, Bahrain, Argentina, China and Australia; in healthcare in the United States, the Netherlands and Switzerland and in direct, internet & interactive in the United States.

Last year, 25.4 million ordinary shares (of which 21.3 million were cancelled) or 2% of the share capital were repurchased at a total cost of (pound)152 million and average price of (pound)5.99 per share.

As noted above, your Board has decided to increase the final dividend by 20% to 6.34p per share, taking the full year dividend to 9.34p per share which is over four times covered, at the headline earnings level. In addition, as the return on capital criteria for investing in cash acquisitions have been raised, particularly in the United States, the Company will continue to commit to repurchasing up to 2% of its share base in the open market at an approximate cost of (pound)150 million, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

As outlined in the Group's 2005 interim results announcement, the Group proposed a change to its corporate structure which was approved at an Extraordinary General Meeting on 26 September 2005. This has resulted in a significant increase in the Group's distributable reserves.

Developments in 2005 and 2006
-----------------------------

There has been considerable press coverage in the last few weeks in relation to the Group's operations in Italy. In January 2006, the contract of the Group's Italian country manager was terminated and an investigation initiated into certain aspects of the Group's operations there. Legal action against the former country manager has commenced. It is not expected that this will have a significant effect on the Group's financial results.

Including associates, the Group had over 92,000 full-time people in over 2,000 offices in 106 countries at the year end. It services over 300 of the Fortune Global 500 companies, over one-half of Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 230 clients are served in four disciplines and these clients account for over 50% of Group revenues. The Group also works with over 200 clients in six or more countries.

                                                                      WPP/page 9

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that well over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level.

Future prospects
----------------

The world economy continued to grow in 2005, after the recovery in 2003 and 2004, driven by the United States, Asia Pacific, Latin America, the Middle East, Russia and the CIS countries. As a result, your Company has performed at record levels. Whilst like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less.

Following this productivity improvement, the Group's margins at both the pre- and post-incentive levels have improved significantly. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at record levels. This will improve operational gearing and flexibility in 2006 and beyond.

The task of improving property utilisation continues to be a priority with a portfolio of approximately 18 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. There should be further opportunities to improve utilisation in the future, as the 3.2 million square feet of property within Grey is integrated into the portfolio.

As usual, the budgets for 2006 have been prepared on a prudent basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 4%, with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than advertising and media investment management. We only have actual data for January in 2006, and this shows revenue well above last year, with like-for-like revenues up 5.5%. Estimated net new business billings so far in 2006 were very strong with over $0.6 billion of net wins according to trade publications.

Worldwide economic conditions seem set to continue to show steady growth in 2006, although concerns remain over the Middle East, oil and commodity prices and the twin deficits of the United States economy. This year's prospects, therefore, look okay, with worldwide advertising and marketing services spending set to rise by at least 4% with your company expected to grow at 4-5% and therefore increasing share. Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Russia and the CIS countries, even Western Continental Europe may continue the improvement seen in the second half of 2005, although the United Kingdom looks soft.

2006 should benefit from the mini-quadrennial impact of the mid-term United States Congressional elections, the FIFA World Cup and the Torino Winter Olympics.

                                                                     WPP/page 10

2007 should also benefit from the build-up to the United States Presidential Elections and the Beijing Olympics in 2008, which, as a maxi-quadrennial year, should be a very strong one, buoyed by those events plus heavy United States political advertising and the European Football Championships.

In the short-term, growth in advertising and marketing services expenditure may remain in low to medium single digit territory, given the low inflationary environment, concentrating distribution and consequent lack of pricing power. In this climate, procurement pressure continues (but not in new media) and the significant proportion of fee remuneration dampens revenue growth on cyclical upturns (and moderates on downturns). However, there continues to be significant opportunities in the area of outsourcing clients' marketing activities, consolidating client budgets and capitalising on competitive weaknesses. In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government continues to be one of the largest advertisers in the UK market) and price-value retail sectors, which remained relatively resilient in the recession of 2001 and 2002, have been buttressed by increased activity in previously recession-affected sectors like technology, financial services, media and entertainment and telecommunications.

In the long-term, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued strength of the United States economy and the need to influence distribution, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the growth of the BRICs (Brazil, Russia, India and China) economies, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Advertising and marketing services expenditure as a proportion of gross national products should resume its growth and bust through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short-term, having weathered the recession, to capitalise on the 2004 and 2005 up-turn; in the medium-term, to continue to successfully integrate acquired companies; and finally, in the long-term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2006 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

In these circumstances, there is no reason to believe that the Group cannot achieve the revised targets now being set with the announcement of these results, to achieve margins of 14.5% in 2006 and 15.0% in 2007. Budgets for 2006 include this operating margin target. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 19% margin over a period of time and to improve the return on capital employed.

                                                                     WPP/page 11

Increasingly, WPP is concentrating on its mission of the "management of the imagination", and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services and hi-tech and telecommunications.

And finally...a reminder.
-------------------------

Those who hold shares in WPP quite rightly see it as a single entity, and rate it according to its overall achievements. And it is those achievements that this announcement features. It has been a very good year.

But of course, what those aggregate numbers fail to reveal is the extraordinary number and range and diversity of quite separate achievements that go to make up that impressive company total.

By applying their brains, their talent and their experience to the service of their clients, all of our 74,000 talented people have contributed to these record results.

It is those individual skills that our clients value, and pay for. Project by project, as WPP company people helped make their clients more successful, so, project by project, they added inexorably to the final figures presented here.

So it is entirely right that we should end this release by acknowledging the true source of our success and offering our wholehearted gratitude to all those many who made it happen.

2005 was a record year. 2006, WPP's 21st year, should be an even better one.



Further information:

Sir Martin Sorrell                      )
Paul Richardson                         )       (44) 207 408 2204
Feona McEwan                            )
Fran Butera                                     (1) 212 632 2235

www.wppinvestor.com
-------------------


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix I                                                           WPP/Page 12

                                  WPP GROUP PLC

             Preliminary results for the year ended 31 December 2005

     Unaudited preliminary consolidated income statement for the year ended
                                31 December 2005


                                                                                                                    Constant
                                                     Notes         2005              2004                          Currency(1)
------------------------------------------------------------------------------------------------------------------------------
                                                                 (pound)m          (pound)m              +/(-)%       +/(-)%
Turnover (billings)                                             26,673.7          19,598.0               36.1           35.9
==============================================================================================================================

Revenue                                                          5,373.7           4,299.5               25.0           22.9
Direct costs                                                      (241.0)           (225.1)              (7.1)          (4.9)
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                       5,132.7           4,074.4             26.0           23.9
Operating costs                                          4        (4,479.9)         (3,598.9)           (24.5)         (22.6)
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                     652.8             475.5             37.3           33.6
Share of results of associates                           4            33.9              29.5             14.9           10.3
------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                                  686.7             505.0             36.0           32.3
Finance income                                           5            87.6              77.7             12.7           10.9
Finance costs                                            5          (182.3)           (148.3)           (22.9)         (22.3)
------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                               592.0             434.4             36.3           31.8
Taxation                                                 7          (194.0)           (135.0)           (43.7)         (39.7)
------------------------------------------------------------------------------------------------------------------------------
Profit for the year                                                  398.0             299.4             32.9           28.2
------------------------------------------------------------------------------------------------------------------------------

Attributable to:
Equity holders of the parent                                         363.9             273.0             33.3           28.6
Minority interests                                                    34.1              26.4            (29.2)         (24.3)
------------------------------------------------------------------------------------------------------------------------------
                                                                     398.0             299.4             32.9           28.2
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------

Headline PBIT                                         6,19           754.8             560.2             34.7           31.3
Headline PBIT margin                                    19            14.0%             13.0%
Headline PBT                                            19           669.0             489.6             36.6           32.5

------------------------------------------------------------------------------------------------------------------------------

Earnings per share(2)
Basic earnings per ordinary share                        9            30.3p             24.0p            26.3           21.6
Diluted earnings per ordinary share                      9            29.7p             23.4p            26.9           22.5


------------------------------------------------------------------------------------------------------------------------------

(1) The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
(2) The calculations of the Group's earnings per share and Headline earnings per share are set out in note 9.

                                                                     WPP/page 13

                                  WPP GROUP PLC

     Unaudited preliminary consolidated summary cash flow statement for the year ended 31 December 2005

                                                                               Notes                  2005                     2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Net cash inflow from operating activities                                         10                837.5                   556.4
Investing activities
Acquisitions and disposals                                                        10               (507.7)                 (208.9)
Purchase of property, plant and equipment                                                          (160.5)                  (89.7)
Purchase of other intangible assets (incl. capitalised computer software)                           (10.8)                   (5.9)
Proceeds on disposal of property, plant and equipment                                                 6.7                     9.3
-----------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                         (672.3)                 (295.2)
Financing activities
Issue of shares                                                                                      20.3                    17.9
Share repurchases and buybacks                                                    10               (152.3)                  (88.7)
Net (decrease)/increase in borrowings                                             10               (595.2)                  128.6
Financing and share issue costs                                                                      (2.2)                   (5.0)
Equity dividends paid                                                                              (100.2)                  (81.7)
Dividends paid to minority shareholders in subsidiary undertakings                                  (24.0)                  (22.5)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                                         (853.6)                  (51.4)
Net (decrease)/increase in cash and cash equivalents                                               (688.4)                  209.8
Translation differences                                                                              85.0                   (44.6)
Cash and cash equivalents at beginning of year                                                    1,283.0                 1,117.8
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          10                679.6                 1,283.0
-----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents                                               (688.4)                  209.8
Cash inflow/(outflow) from (increase)/decrease in debt financing                                    596.9                  (124.2)
Net debt acquired                                                                                  (140.8)                   (9.6)
Other movements                                                                                     (25.9)                   (8.2)
Translation difference                                                                                8.9                    (6.7)
-----------------------------------------------------------------------------------------------------------------------------------
Movement of net debt in the year                                                                   (249.3)                   61.1
Net debt at beginning of year                                                                      (300.4)                 (361.5)
IAS 39 adjustment at 1 January 2005                                               11               (254.3)                      -
-----------------------------------------------------------------------------------------------------------------------------------
Net debt at end of year                                                           12               (804.0)                 (300.4)
===================================================================================================================================

  Unaudited preliminary consolidated statement of recognised income and expense for the year ended 31 December 2005

                                                                                                      2005                     2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Profit for the year                                                                                 398.0                   299.4
Exchange adjustments on foreign currency net investments                                            266.1                  (102.7)
Revaluation of other investments                                                                     21.0                       -
Actuarial loss on defined benefit pension schemes                                                   (16.5)                  (18.2)
Deferred tax on defined benefit pension schemes                                                       3.6                     3.3
-----------------------------------------------------------------------------------------------------------------------------------
Total recognised income and expense relating to the year                                            672.2                   181.8
===================================================================================================================================

Attributable to:
Equity holders of the parent                                                                        638.1                   155.4
Minority interests                                                                                   34.1                    26.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    672.2                   181.8
===================================================================================================================================

                                                                     WPP/page 14

                                  WPP GROUP PLC

     Unaudited preliminary consolidated balance sheet as at 31 December 2005

                                                                               Notes                  2005                     2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Non-current assets
Intangible assets:
    Goodwill                                                                    13                5,675.2                 4,389.7
    Other                                                                       14                1,260.6                   773.6
Property, plant and equipment                                                                       423.5                   309.8
Interests in associates                                                                             509.9                   385.5
Other investments                                                                                    55.3                     8.1
Deferred tax assets                                                                                 130.3                   100.2
Trade and other receivables                                                     15                  142.1                    59.5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  8,196.9                 6,026.4

Current assets
Inventories                                                                                         281.5                   220.6
Trade and other receivables                                                     15                4,795.5                 2,541.5
Trade receivables within working capital:(2)
    Gross debts                                                                                         -                   545.7
    Non-returnable proceeds                                                                             -                  (261.0)
                                                                                                 ---------               ---------
                                                                                                        -                   284.7
Cash and short-term deposits                                                                      1,115.2                 1,616.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  6,192.2                 4,662.8
Current liabilities
Trade and other payables                                                        16               (6,828.4)               (4,515.9)
Corporate income tax payable                                                                        (56.5)                  (53.1)
Bank overdrafts and loans                                                                          (457.8)                 (597.8)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (7,342.7)               (5,166.8)
-----------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                          (1,150.5)                 (504.0)
Total assets less current liabilities                                                             7,046.4                 5,522.4
-----------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
Bonds and bank loans                                                                             (1,461.4)               (1,318.6)
Trade and other payables                                                        17                 (703.0)                 (536.6)
Deferred tax liabilities                                                                           (533.1)                 (312.3)
Provisions for post employment benefits                                                            (231.4)                 (202.3)
Provisions for liabilities and charges                                                             (131.7)                  (86.9)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (3,060.6)               (2,456.7)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                        3,985.8                 3,065.7
===================================================================================================================================

Equity
Called up share capital                                                                             125.3                   118.5
Share premium account                                                                                 2.1                 1,002.2
Shares to be issued                                                                                  37.2                    49.9
Merger reserve                                                                                   (1,388.1)                2,920.6
Other reserves                                                                                      167.3                   (90.6)
Own shares(1)                                                                                      (292.9)                 (277.7)
Retained earnings                                                                                 5,253.6                  (711.8)
-----------------------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                      18                3,904.5                 3,011.1
Minority interests                                                                                   81.3                    54.6
-----------------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                                      3,985.8                 3,065.7
===================================================================================================================================

(1)  Investments in own shares held by the ESOP Trusts.
(2) Following the adoption of IAS 32 and IAS 39 the Group has reclassified the working capital facility on 1 January 2005 as IFRS does not permit linked presentation. The 2004 figures have not been restated as permitted by IFRS 1.

                                                                     WPP/page 15

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                 (Notes 1 - 19)

1.   Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.   Accounting policies

The unaudited preliminary consolidated financial statements comply with relevant International Financial Reporting Standards (IFRS), incorporating International Accounting Standards, and with the accounting policies of the Group which are available on the Group's website, www.wpp.com.

The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are disclosed in Appendix III of the Group's 2005 Interim Report. A detailed summary of the key impacts of the transition from UK GAAP to IFRS was included in the Appendix to the Group's first Quarterly Trading Update issued on 22 April 2005.

Statutory Information

In October 2005, pursuant to a Scheme of Arrangement under s425 of the Companies Act 1985, a new parent company was introduced which is now called WPP Group plc ("Newco"). The previous parent company has been renamed and re-registered as WPP 2005 Limited ("Oldco").

The financial information for the years ended 31 December 2005 in respect of Newco or 2004 in respect of Oldco does not constitute either company's statutory accounts. The statutory accounts of Oldco for the year ended 31 December 2004, prepared under UK GAAP, were delivered to the Registrar of Companies and received an unqualified auditors' report and did not contain a statement under s237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2005 of Newco will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Registrar of Companies following the company's annual general meeting. The audit report for the year ended 31 December 2005 has yet to be signed.

Basis of preparation

The introduction of a new holding company constitutes a group reconstruction and has been accounted for using merger accounting principles. Therefore, although the group reconstruction did not become effective until October 2005, the financial statements of WPP Group plc are presented as if Newco and Oldco had always been part of the same group. Accordingly, the results of the group for the entire year ended 31 December 2005 are shown in the consolidated income statement and the comparative figures for the year ended 31 December 2004 are also prepared on this basis.

The preliminary announcement was approved by the board of directors on 23 February 2006.

3.   Currency conversion

The 2005 unaudited preliminary consolidated income statement is prepared using, among other currencies, an average exchange rate of US$1.8189 to the pound (2004: US$1.8326). The unaudited preliminary consolidated balance sheet as at 31 December 2005 has been prepared using the exchange rate on that day of US$1.7187 to the pound (2004: US$1.9158).

The basis for calculating the constant currency percentage changes, shown on the face of the consolidated income statement, is described in the glossary attached to this appendix.

                                                                     WPP/page 16

                                  WPP GROUP PLC

 Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

4.   Operating costs and share of results of associates

Operating costs include:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Amortisation of acquired intangible assets                                                           25.3                       -
Goodwill impairment                                                                                  46.0                    40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses                             1.1                    12.6
Profits on disposal of fixed asset investments                                                       (4.3)                   (3.0)
Amounts written off fixed asset investments                                                             -                     5.0
Share-based payments                                                                                 68.6                    58.8
Other operating costs                                                                             4,343.2                 3,484.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  4,479.9                 3,598.9
===================================================================================================================================

Share-based payments include:

                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Stock options                                                                                        25.9                    29.4
Other share-based payments                                                                           42.7                    29.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     68.6                    58.8
===================================================================================================================================

The impairment charge of (pound)46.0 million (2004: (pound)40.6 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

The Group has released (pound)10.1 million (2004: (pound)14.0 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2004. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. For this reason, the Group considers that the above combination of releases and charges, when taken together, does not materially impact the Group's quality of earnings.

Share of results of associates include:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Share of profit before interest and taxation                                                         54.0                    48.1
Share of interest and minority interest                                                              (0.9)                   (0.7)
Share of taxation                                                                                   (19.2)                  (17.9)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     33.9                    29.5
===================================================================================================================================

                                                                     WPP/page 17

                                  WPP GROUP PLC

 Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

5.   Finance income and finance costs

Finance income includes:

                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Expected return on pension scheme assets                                                             24.2                    21.3
Investment income                                                                                     5.6                       -
Interest income                                                                                      57.8                    56.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     87.6                    77.7
===================================================================================================================================

Finance costs include:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Interest on pension scheme liabilities                                                               32.0                    30.8
Interest payable and similar charges(1)                                                             141.4                   117.5
-----------------------------------------------------------------------------------------------------------------------------------
Finance charges (excluding revaluation of financial instruments)                                    173.4                   148.3
Revaluation of financial instruments                                                                  8.9                       -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    182.3                   148.3
===================================================================================================================================

(1) The charge of (pound)141.4 million for the year ended 31 December 2005 includes expense of (pound)13.8 million arising from the change in accounting for the Group's convertible bonds following the adoption of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' on 1 January 2005. Prior year comparatives have not been restated as permitted by IFRS 1. This approach also applies to the initial recognition and subsequent re-measurement of the fair value of other financial instruments shown below. UK GAAP has continued to be applied in accounting for financial instruments in previous years.

The following are included in the revaluation of financial instruments shown above:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Movements in fair value of treasury instruments                                                       3.0                       -
Revaluation of put options over minority interests (note 16)                                          5.8                       -
Other                                                                                                 0.1                       -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      8.9                       -
===================================================================================================================================

                                                                     WPP/page 18

                                  WPP GROUP PLC

 Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

6.   Segmental analysis

Reported contributions by operating sector were as follows:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Revenue
Advertising, Media Investment Management                                                          2,606.4                 1,985.3
Information, Insight & Consultancy                                                                  810.4                   744.8
Public Relations & Public Affairs                                                                   534.4                   445.2
Branding & Identity, Healthcare and Specialist Communications                                     1,422.5                 1,124.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  5,373.7                 4,299.5
-----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
Advertising, Media Investment Management                                                            402.7                   295.0
Information, Insight & Consultancy                                                                   83.4                    66.1
Public Relations & Public Affairs                                                                    75.3                    58.4
Branding & Identity, Healthcare and Specialist Communications                                       193.4                   140.7
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    754.8                   560.2
-----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT Margin                                                                                    %                       %
Advertising, Media Investment Management                                                             15.5                    14.9
Information, Insight & Consultancy                                                                   10.3                     8.9
Public Relations & Public Affairs                                                                    14.1                    13.1
Branding & Identity, Healthcare and Specialist Communications                                        13.6                    12.5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     14.0                    13.0
===================================================================================================================================

(1) Headline PBIT is defined in note 19.

                                                                     WPP/page 19

                                  WPP GROUP PLC

 Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

6.   Segmental analysis (continued)

Reported contributions by geographical area were as follows:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Revenue
United Kingdom                                                                                      808.1                   728.5
North America                                                                                     2,106.9                 1,651.9
Continental Europe                                                                                1,410.3                 1,134.8
Asia Pacific, Latin America, Africa & Middle East                                                 1,048.4                   784.3
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  5,373.7                 4,299.5
-----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
United Kingdom                                                                                       84.6                    75.7
North America                                                                                       350.1                   251.2
Continental Europe                                                                                  176.1                   128.1
Asia Pacific, Latin America, Africa & Middle East                                                   144.0                   105.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    754.8                   560.2
-----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT Margin                                                                                    %                       %
United Kingdom                                                                                       10.5                    10.4
North America                                                                                        16.6                    15.2
Continental Europe                                                                                   12.5                    11.3
Asia Pacific, Latin America, Africa & Middle East                                                    13.7                    13.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     14.0                    13.0
===================================================================================================================================

(1) Headline PBIT is defined in note 19.

                                                                     WPP/page 20

                                  WPP GROUP PLC

 Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

7.   Taxation

The Group tax rate on Headline PBT(1) is 29.0% (2004: 27.6%). The tax charge comprises:


                                                                                                     2005                    2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                 (pound)m
Current tax
UK Corporation tax at 30%
Current year                                                                                         19.9                    22.5
Prior years                                                                                         (11.4)                      -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      8.5                    22.5
Foreign tax
Current year                                                                                        177.3                   108.6
Prior years                                                                                           9.9                     9.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    187.2                   118.2
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Tax                                                                                   195.7                   140.7
===================================================================================================================================
Deferred tax
Current year                                                                                         (1.7)                   (5.7)
-----------------------------------------------------------------------------------------------------------------------------------
Total tax on profits                                                                                194.0                   135.0
===================================================================================================================================

(1)  Headline PBT is defined in note 19.

8.   Ordinary dividends

The Board has recommended a final dividend of 6.34p (2004: 5.28p) per ordinary share in addition to the interim dividend paid of 3.00p (2004: 2.50p) per ordinary share. This makes a total for the year of 9.34p (2004: 7.78p) per ordinary share, an increase of 20%. The final dividend is expected to be paid on 3 July 2006 to share owners on the register at 2 June 2006.

                                                                     WPP/page 21

                                  WPP GROUP PLC

 Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

9.   Earnings per share

Basic EPS

The reconciliation between Reported and Headline EPS, and between earnings figures used in calculating them, is as follows:

                                                                      2005              2004               +/(-)%       Constant
                                                                                                                        Currency
                                                                                                                         +/(-)%
---------------------------------------------------------------------------------------------------------------------------------
Reported earnings(1) ((pound)m)                                         363.9             273.0
Headline earnings ((pound)m) (note 19)                                  440.9             328.2
---------------------------------------------------------------------------------------------------------------------------------
Average shares used in Basic EPS calculation (m)                      1,200.1           1,136.1
---------------------------------------------------------------------------------------------------------------------------------
Reported EPS                                                            30.3p             24.0p            26.3            21.6
Headline EPS                                                            36.7p             28.9p            27.0            23.4
=================================================================================================================================

(1) Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Diluted EPS

The diluted Reported and Headline EPS are set out below:

                                                                      2005              2004               +/(-)%       Constant
                                                                                                                        Currency
                                                                                                                         +/(-)%
---------------------------------------------------------------------------------------------------------------------------------
Diluted Reported earnings ((pound)m)                                    363.9             285.2
Diluted Headline earnings ((pound)m)                                    440.9             340.4
---------------------------------------------------------------------------------------------------------------------------------
Average shares used in diluted EPS calculation (m)                    1,224.8           1,219.6
---------------------------------------------------------------------------------------------------------------------------------
Diluted Reported EPS                                                    29.7p             23.4p            26.9          22.5
Diluted Headline EPS                                                    36.0p             27.9p            29.0          25.4
=================================================================================================================================

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the year ended 31 December 2004, both the $287.5 million convertible bonds and the (pound)450 million convertible bonds were dilutive and earnings for the purposes of this calculation consequently included an additional (pound)12.2 million.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

                                                                                                   2005                      2004
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      m                         m
Average shares used in Basic EPS calculation                                                    1,200.1                   1,136.1
Dilutive share options outstanding                                                                 18.6                      20.6
Other potentially issuable shares                                                                   6.1                       4.6
$287.5 million convertible bonds                                                                      -                      16.4
(pound)450 million convertible bonds                                                                  -                      41.9
---------------------------------------------------------------------------------------------------------------------------------
Shares used in Diluted EPS calculation                                                          1,224.8                   1,219.6
=================================================================================================================================

At 31 December 2005 there were 1,252,899,372 ordinary shares in issue.

                                                                     WPP/page 22

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

10.  Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 13:

Net cash inflow from operating activities:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Operating profit                                                                                    652.8                   475.5
Adjustments for:
Non cash share-based incentive plans (including stock options)                                       68.6                    58.8
Depreciation of property, plant and equipment                                                       111.4                    96.7
Impairment of goodwill                                                                               46.0                    40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses                             1.1                    12.6
Amortisation of acquired intangible assets                                                           25.3                       -
Amortisation of other intangible assets                                                              10.7                     6.7
Profits on disposal of fixed asset investments                                                       (4.3)                   (3.0)
Loss on sale of property, plant and equipment                                                         1.1                     1.9
Amounts written off fixed asset investments                                                             -                     5.0
----------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before movements in working capital                                             912.7                   694.8
Movements in working capital and provisions                                                         107.6                    (4.8)
----------------------------------------------------------------------------------------------------------------------------------
Cash generated by operations                                                                      1,020.3                   690.0
Corporation and overseas tax paid                                                                  (136.0)                 (101.3)
Interest and similar charges                                                                       (128.2)                  (99.7)
Interest received                                                                                    62.4                    48.9
Investment income                                                                                     5.6                       -
Dividends from associates                                                                            13.4                    18.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    837.5                   556.4
==================================================================================================================================

Acquisitions and disposals:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Initial cash consideration                                                                         (561.2)                  (97.3)
Cash and cash equivalents acquired                                                                  173.9                     6.3
Earnout payments                                                                                    (96.7)                  (78.6)
Loan note redemptions                                                                               (33.0)                  (26.6)
Purchase of other investments (including associates)                                                (29.0)                  (22.0)
Proceeds on disposal of investments                                                                  38.3                     9.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (507.7)                 (208.9)
==================================================================================================================================

                                                                     WPP/page 23

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

10.  Analysis of cash flows (continued)

Share repurchases and buybacks:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Share cancellations (including brokerage fees)                                                     (123.3)                  (73.7)
Purchase of own shares by ESOP trusts                                                               (29.0)                  (15.0)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (152.3)                  (88.7)
==================================================================================================================================

Net (decrease)/increase in borrowings:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Increase in drawings on bank loans                                                                   17.1                     0.9
Repayment of $287.5 million convertible bonds                                                      (154.5)                      -
Repayment of $125 million Grey debt                                                                 (65.3)                      -
Repayment of working capital facility                                                              (277.2)                      -
Repayment of $200 million bonds                                                                    (115.3)                      -
Proceeds from issue of $650 million 10 year bonds                                                       -                   358.2
Repayment of (euro)350 million bonds                                                                    -                  (230.5)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (595.2)                  128.6
==================================================================================================================================

Cash and cash equivalents:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Cash at bank and in hand                                                                          1,029.0                 1,372.0
Short-term bank deposits                                                                             86.2                   244.0
Overdrafts(1)                                                                                      (435.6)                 (333.0)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    679.6                 1,283.0
==================================================================================================================================

(1) Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

11.  Financial instruments

The IAS 32 and IAS 39 adjustments to net debt at 1 January 2005 are made up of the following:

                                                                                        (pound)m
------------------------------------------------------------------------------------------------
Reclassification of components of convertible debt                                         32.4
Reclassification of the deferred gain recognised under UK GAAP                            (18.6)
Recognition of financial instruments at fair value                                         (7.1)
Reclassification of the working capital facility(1)                                      (261.0)
------------------------------------------------------------------------------------------------
                                                                                         (254.3)
================================================================================================

(1) The Group had a working capital facility (the advance of cash financing against which certain trade debts have been assigned) that IAS 32 and IAS 39 require to be presented as a bank borrowing. As the Group has elected to apply IAS 32 and IAS 39 from 1 January 2005, net debt at 31 December 2004 has been presented to comply with 2004 UK GAAP as a deduction from debtors, in accordance with the 'linked presentation' required by FRS 5 (Reporting the substance of transactions). The drawdown on the facility was transferred to debt at 1 January 2005. The facility was repaid and cancelled on 31 August 2005.

                                                                     WPP/page 24

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

12.  Net debt

                                                                                              31 December             31 December
                                                                                                     2005                    2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Cash and short-term deposits                                                                      1,115.2                 1,616.0
Bank loans and overdrafts due within one year                                                      (457.8)                 (597.8)
Corporate bond and loans due after one year                                                      (1,461.4)               (1,318.6)
----------------------------------------------------------------------------------------------------------------------------------
Net debt (per balance sheet)                                                                       (804.0)                 (300.4)
Working capital facility (Note 11)                                                                      -                  (261.0)
----------------------------------------------------------------------------------------------------------------------------------
Net debt including working capital facility                                                        (804.0)                 (561.4)
==================================================================================================================================

Elsewhere in this release net debt at 31 December 2004 is shown as (pound)554.7 million to provide a comparable basis with net debt at 31 December 2005. This includes the entire IAS 39 adjustment of (pound)254.3 million at 1 January 2005 described in Note 11.


13.  Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by (pound)1,285.5 million in the year. This includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges. Goodwill in relation to associate undertakings increased by (pound)82.5 million in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)220.0 million (2004: (pound)298.6 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

On 7 March 2005 the Group completed the  acquisition of Grey Global Group,  Inc.
(Grey) in consideration for 78 million new WPP ordinary shares and (pound)376 million in cash. Grey has been consolidated in the results of the Group from the date of completion.

In aggregate, for the year ended 31 December 2005, acquisitions made in the year contributed (pound)757.4 million to revenue, (pound)74.6 million to operating profit and (pound)100.0 million to Headline PBIT.

                                                                     WPP/page 25

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

14.  Other intangible assets

The following are included in other intangibles:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Brands with an indefinite life                                                                      897.0                   742.6
Acquired intangibles                                                                                330.3                     7.0
Other (including capitalised computer software)                                                      33.3                    24.0
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,260.6                   773.6
==================================================================================================================================

Acquired intangible assets increased by (pound)323.3 million during the year, primarily due to the recognition at fair value of corporate brands and customer relationships resulting from the acquisition of Grey. These assets are being amortised over their respective useful lives, which vary from 2 to 20 years, depending on the nature of the asset concerned. In accordance with IAS 12, the Group has a deferred tax liability of (pound)504.4 million at 31 December 2005, being the difference between the book and tax carrying values of these intangibles. The Group does not consider that any deferred tax liability in respect of these items will ever crystallise.

15.  Trade and other receivables

Amounts falling due within one year:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Trade receivables                                                                                 3,999.3                 2,058.5
VAT and sales taxes recoverable                                                                      43.0                    29.1
Corporate income taxes recoverable                                                                   21.0                    24.2
Other debtors                                                                                       350.8                   238.1
Prepayments and accrued income                                                                      381.4                   191.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  4,795.5                 2,541.5
==================================================================================================================================

Amounts falling due after more than one year:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Other debtors                                                                                       115.8                    54.2
Prepayments and accrued income                                                                       26.3                     5.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    142.1                    59.5
==================================================================================================================================

                                                                     WPP/page 26

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

16.  Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Trade creditors                                                                                   4,659.3                 2,885.3
Deferred income                                                                                     604.2                   405.8
Payments due to vendors                                                                              81.3                   146.6
Loan notes due to vendors                                                                            13.6                     7.2
Liabilities in respect of put option agreements with vendors(1)                                      50.4                       -
Other creditors and accruals                                                                      1,419.6                 1,071.0
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  6,828.4                 4,515.9
==================================================================================================================================

(1) The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. Prior years have not been restated as permitted by IFRS 1.

17.  Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Corporate income tax payable                                                                        372.8                   290.6
Payments due to vendors                                                                             138.7                   152.0
Liabilities in respect of put option agreements with vendors                                         39.6                       -
Other creditors and accruals                                                                        151.9                    94.0
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    703.0                   536.6
==================================================================================================================================

The following table sets out the directors' best estimates of future deferred and earnout related obligations:

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Within one year                                                                                      81.3                   146.6
Between 1 and 2 years                                                                                71.9                    65.0
Between 2 and 3 years                                                                                14.7                    61.0
Between 3 and 4 years                                                                                20.3                     3.4
Between 4 and 5 years                                                                                31.8                    21.4
Over 5 years                                                                                            -                     1.2
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    220.0                   298.6
==================================================================================================================================

The Group does not consider there to be any material contingent liabilities as at 31 December 2005.

                                                                     WPP/page 27

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

18.  Reconciliation of movements in consolidated equity share owners' funds

                                                                                                   2005                       2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Profit for the period                                                                               363.9                   273.0
Ordinary dividends                                                                                 (100.2)                  (81.6)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    263.7                   191.4

Non cash share-based incentive plans (including stock options)                                       68.6                    58.8
Exchange adjustments on foreign currency net investments                                            266.1                  (102.7)
Ordinary shares issued in respect of acquisitions                                                   506.4                       -
Share issue/cancellation costs                                                                       (3.6)                   (0.8)
Other share issues                                                                                   18.3                    32.8
Share cancellations                                                                                (123.3)                  (73.6)
Actuarial loss on defined benefit schemes                                                           (16.5)                  (18.2)
Deferred tax on defined benefit pension schemes                                                       3.6                     3.3
Net additions of own shares by ESOP Trusts                                                          (29.0)                  (14.9)
Transfer to goodwill                                                                                 (5.1)                  (67.3)
Tax benefit of share-based payments                                                                  12.9                     8.7
Revaluation of other investments                                                                     21.0                       -
Recognition of financial instruments during the year                                                (27.6)                      -
Other movements                                                                                         -                     3.4
----------------------------------------------------------------------------------------------------------------------------------
Net additions to equity share owners' funds                                                         955.5                    20.9
Opening equity share owners' funds                                                                3,011.1                 2,990.2
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005                                           (62.1)                      -
----------------------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                                                3,904.5                 3,011.1
==================================================================================================================================

                                                                     WPP/page 28

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

19.  Non-GAAP measures of performance

   Reconciliation of Headline PBIT and Headline PBT under IFRS to 2004 UK GAAP

                                                                Margin (%)              2005          Margin (%)            2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (pound)m                             (pound)m

Revenue                                                                             5,373.7                              4,299.5

Headline PBIT (IFRS)                                               14.0%              754.8              13.0%             560.2

Share-based payments (IFRS 2)                                       0.6%               32.4               0.7%              28.9
Accounting for associates (IAS 28)                                  0.4%               20.1               0.4%              18.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       52.5                                 47.5
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT (2004 UK GAAP)                                       15.0%              807.3              14.1%             607.7
==================================================================================================================================

Headline PBT (IFRS)                                                                   669.0                                489.6

Adjustments to Headline PBIT (as above)                                                52.5                                 47.5
Additional interest on convertible debt (IAS 32)                                       13.8                                    -
Interest on associates (IAS 28)                                                        (0.1)                                (0.1)
----------------------------------------------------------------------------------------------------------------------------------
Headline PBT (2004 UK GAAP)                                                           735.2                                537.0
==================================================================================================================================

            Reconciliation of profit before interest and taxation to
                Headline PBIT for the year ended 31 December 2005

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Profit before interest and taxation                                                                 686.7                   505.0
Profits on disposal of fixed asset investments                                                       (4.3)                   (3.0)
Amounts written off fixed asset investments                                                             -                     5.0
Goodwill impairment                                                                                  46.0                    40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses                             1.1                    12.6
Amortisation of acquired intangible assets                                                           25.3                       -
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                                                       754.8                   560.2
----------------------------------------------------------------------------------------------------------------------------------

Finance income                                                                                       87.6                    77.7
Finance charges (excluding revaluation of financial instruments)                                   (173.4)                 (148.3)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (85.8)                  (70.6)

----------------------------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT(1)                                                              8.8 times               7.9 times
==================================================================================================================================

(1) The finance charges for the year ended 31 December 2005 of (pound)173.4 million shown above include (pound)13.8 million arising from the change in accounting for the Group's convertible bonds under IFRS. Interest cover on a comparable basis with prior years would be 10.5 times.

                                                                     WPP/page 29

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

19.  Non-GAAP measures of performance (continued)


            Reconciliation of profit before taxation to Headline PBT and Headline earnings for the year ended 31 December 2005

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Profit before taxation                                                                              592.0                   434.4

Profits on disposal of fixed assets                                                                  (4.3)                   (3.0)
Amounts written off fixed asset investments                                                             -                     5.0
Goodwill impairment                                                                                  46.0                    40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses                             1.1                    12.6
Amortisation of acquired intangibles                                                                 25.3                       -
Revaluation of financial instruments                                                                  8.9                       -

----------------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                                                        669.0                   489.6

Taxation                                                                                           (194.0)                 (135.0)
Minority interests                                                                                  (34.1)                  (26.4)

----------------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                                                   440.9                   328.2
----------------------------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                                                  100.3                    81.6

----------------------------------------------------------------------------------------------------------------------------------
Dividend cover on Headline earnings                                                             4.4 times               4.0 times
==================================================================================================================================


        Reported margins before and after share of results of associates

                                                                Margin (%)              2005          Margin (%)            2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (pound)m                             (pound)m

Revenue                                                                              5,373.7                              4,299.5
Headline PBIT                                                        14.0%             754.8              13.0%             560.2
----------------------------------------------------------------------------------------------------------------------------------
Share of results of associates                                                          33.9                                 29.5
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT excluding share of results of associates               13.4%             720.9              12.3%             530.7
----------------------------------------------------------------------------------------------------------------------------------

                                                                     WPP/page 30

                                  WPP GROUP PLC

      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

19.  Non-GAAP measures of performance (continued)

      Reconciliation of free cash flow for the year ended 31 December 2005

                                                                                                   2005                       2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (pound)m                (pound)m
Cash generated by operations                                                                      1,020.3                 690.0
Plus:
Interest received                                                                                    62.4                  48.9
Investment income                                                                                     5.6                     -
Dividends received from associates                                                                   13.4                  18.5
Issue of shares                                                                                      20.3                  17.9
Proceeds on disposal of property, plant and equipment                                                 6.7                   9.3
Profits on disposal of fixed asset investments                                                        4.3                   3.0
Less:
Movements in working capital and provisions                                                        (107.6)                  4.8
Loss on sale of property, plant and equipment                                                        (1.1)                 (1.9)
Amounts written off fixed asset investments                                                             -                  (5.0)
Interest and similar charges                                                                       (128.2)                (99.7)
Purchase of property, plant and equipment                                                          (160.5)                (89.7)
Purchase of other intangible assets (including capitalised computer software)                       (10.8)                 (5.9)
Corporation and overseas tax paid                                                                  (136.0)               (101.3)
Dividends paid to minority shareholders in subsidiary undertakings                                  (24.0)                (22.5)
----------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow(1)                                                                                   564.8                 466.4
==================================================================================================================================

(1) Elsewhere in this release free cash flow in 2005 has been rounded to (pound)565 million.

                                                                     WPP/page 31

                                  WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION

2004 UK GAAP

UK Generally Accepted Accounting Principles ('UK GAAP') extant in respect of 2004 - the basis of preparation of the Group's consolidated financial statements for the year ended 31 December 2004, as previously reported, prior to the implementation of International Financial Reporting Standards ('IFRS').

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying constant exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Estimated net new billings

Net new billings represent the estimated annualised impact on billings (turnover) of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budget, which may not necessarily result in actual billings of the same amount.

Free cash flow

Free cash flow is calculated as Headline PBIT before equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and the proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets.

Headline PBIT ('Headline operating profit')

Profit on ordinary activities before finance income, finance costs, taxation, goodwill impairment, goodwill write-down relating to utilisation of pre-acquisition tax losses, amortisation of acquired intangible assets and fixed assets gains and write-downs.

Headline PBT

Profit on ordinary activities before taxation, goodwill impairment, goodwill write-down relating to the utilisation of previously unrecognised pre-acquisition tax losses, amortisation of acquired intangible assets, fixed assets gains and write-downs and the revaluation of financial instruments.

Headline earnings

Headline PBT less taxation and minority interests.

Operating margin

Headline PBIT as a percentage of revenue.

Pro forma ('like for like')

Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like for like' interchangeably.